UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

PURSUANT TO REGULATION A

November 6, 2025

(Date of Report (Date of earliest event reported))

RealtyMogul Income REIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	32-0487554
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

333 S Garland Ave Suite 1300

Orlando, Florida 32801

(Full mailing address of principal executive offices)

(407) 876-1702

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 6.	Changes in Control of Issuer

On November 6, 2025, Realty Mogul, Co. (the “Parent”), the parent company of RM Sponsor, LLC (the sponsor of RealtyMogul Income REIT, LLC (the “Registrant”)), RM Adviser, LLC (the Registrant’s manager (the “Manager”)), RM Technologies, LLC, Realty Mogul Commercial Capital, Co., RM Communities, LLC, RM Manager, LLC and RM Admin, LLC, underwent a change of control whereby Parent was merged with and into RM Investor, LLC, a Delaware limited liability company (“RM Investor”) managed by The Wideman Company, LLC and wholly owned by RM Venture Partners LLC, a Delaware limited liability company, with RM Investor surviving the merger (such merger, the “Acquisition”). See Item 7 below for changes in the officers and directors of the Registrant following the Acquisition. As a result of the Acquisition, RM Investor replaced Parent as the “sponsor” of the Registrant’s offering of its common shares pursuant to Regulation A promulgated under the Securities Act of 1933, as amended.

RM Investor will provide the Manager with services that are similar to those previously provided by Parent.

Item 7.	Departure of Certain Directors and Officers

In connection with the Acquisition described in Item 6, Jilliene Helman, Flynann Janisse and Louis S. Weeks III resigned as members of the board of managers of the Registrant. Following the Acquisition, the members of the board of managers of the Registrant will consist of Christopher D. Wideman who is not independent, and Michael C. Young and Michael H. Simpson, who are independent.

Also in connection with the Acquisition described in Item 6, Jilliene Helman resigned from her position as the Chief Executive Officer of the Registrant.

Following the Acquisition, Matthew M. Wideman will serve as the Chief Executive Officer, Kevin Moclair will continue to serve as the Chief Accounting Officer, Christopher D. Wideman will serve as the President, and Eric Levy will continue to serve as the Managing Director of the Manager.

Christopher D. Wideman has served on our board of managers and as our president since November 6, 2025. Mr. Wideman is the Chief Operating Officer of The Wideman Company since 2013, where he is responsible for the administrative, financial, and operational functions of the organization. Mr. Wideman oversees the strategic and day-to-day management of a diversified portfolio of commercial real estate assets and leads the implementation of internal systems designed to enhance scalability, accountability, and operational efficiency. Prior to joining The Wideman Company, Mr. Wideman worked as an industrial sales and leasing broker in New York City, where he specialized in the repositioning and adaptive reuse of industrial assets for retail and mixed-use purposes in Brooklyn’s emerging neighborhoods. Mr. Wideman holds dual Bachelor of Arts degrees in Economics and Anthropology from Fordham University and a Master of Business Administration from the Crummer Graduate School of Business at Rollins College.

Michael C. Young has served on our board of managers since November 6, 2025. Mr. Young is the Chief Executive Officer of the Wegis and Young Family Office, a multi-generational enterprise based in Bakersfield, California since 1990. Mr. Young represents the fourth generation of family leadership in the agricultural and real estate sectors. Under his direction, the family office has expanded and diversified its operations to include farming, real estate, and investment management activities across multiple geographies. Mr. Young serves as Board Chair of the California Agricultural Leadership Foundation and previously served as President of the Kern County Farm Bureau. Mr. Young holds a Bachelor of Science degree in Business from the University of the Pacific and completed additional studies at the Center for Bilingual Multicultural Studies in Cuernavaca, Mexico.

Michael H. Simpson has served on our board of managers since November 6, 2025. Mr. Simpson served as Senior Vice President, Commercial Relationship Manager at Bank of Tennessee in Kingsport, Tennessee from August 2007 until his retirement in December 2024. During his tenure, Mr. Simpson managed commercial banking relationships across multiple sectors, overseeing loan portfolios, credit structuring, and client development initiatives. Prior to joining Bank of Tennessee, Mr. Simpson held senior roles in the banking and financial services industry spanning over three decades. From September 1997 to August 2007, he served as Senior Vice President, Private Wealth Management at SunTrust Bank in Kingsport, Tennessee, where he managed high-net-worth client relationships and coordinated investment, credit, and estate planning strategies. From September 1992 to September 1995, he served as Assistant Vice President, Commercial Lending at First Virginia Bank – Mountain Empire in Damascus, Virginia, where he originated and managed commercial credit facilities for regional businesses. Earlier in his career, Mr. Simpson held positions at Tri-City Bank & Trust Company, a subsidiary of First Virginia Banks, Inc., in Blountville, Tennessee, where he served as Branch Manager and Banking Officer from January 1989 to September 1992, and at First Virginia Bank in Falls Church, Virginia, as Assistant Branch Manager from March 1988 to January 1989. Mr. Simpson holds a Master of Business Administration from East Tennessee State University, a Bachelor of Business degree (Cum Laude) from Bluefield State College, and an Associate Degree in General Studies from Southwest Virginia Community College.

Matthew M. Wideman has served as our chief executive officer since November 6, 2025. Since 2013, Mr. Wideman serves as the Chief Executive Officer of The Wideman Company. Since joining the firm, Mr. Wideman has been responsible for guiding the firm’s strategic direction, investment strategy and operation performance and has cultivated strategic partnerships with notable organizations such as SpaceX and FedEx. In addition to his professional experience, Mr. Wideman is actively engaged in philanthropy and public service. As founder of the Love and Life Foundation, a 501(c)(3) nonprofit organization that provides disaster relief both domestically and internationally, he has been at the forefront of natural disaster response, forging lasting collaborations with the Bahamian Government after Hurricane Dorian and with federal conduits in the wake of Hurricane Helene. Mr. Wideman’s dedication also extends to education and faith. He serves on the board of The Christ School, where he helps align curriculum with faith-driven principles to prepare the next generation of leaders with character and conviction. He also serves on the board of directors of Orlando Police Foundation and AdventHealth. Mr. Wideman holds a Bachelor of Arts degree from University of Florida.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REALTYMOGUL INCOME REIT, LLC

By:	/s/ Matthew M. Wideman
Name:	Matthew M. Wideman
Title:	Chief Executive Officer

By:	/s/ Eric Levy
Name:	Eric Levy
Title:	Managing Director, RM Adviser, LLC

Dated:	November 13, 2025